SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D

                                Amendment No. 8
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)


                              Gasco Energy, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   367220100
 ------------------------------------------------------------------------------
                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 15, 2003
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100             13D                          Page 2 of 5 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ x] (b) [ ]

_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF

_______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

______________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF             8,188,895
SHARES           ______________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY              0
                ______________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             8,188,895
                _______________________________________________________________
PERSON WITH     10    SHARED DISPOSITIVE POWER
WITH                  0
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,188,895

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.4%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN

_______________________________________________________________________________

CUSIP No. 367220100             13D                          Page 3 of 5 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie

_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF

_______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

_______________________________________________________________________________
                7    SOLE VOTING POWER
NUMBER OF            0
SHARES          _______________________________________________________________

BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY             0
                _______________________________________________________________
EACH            9    SOLE DISPOSITIVE POWER
REPORTING            0
                _______________________________________________________________
PERSON WITH    10    SHARED DISPOSITIVE POWER
WITH                 0
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN

_______________________________________________________________________________

         This Amendment No. 8 amends and supplements the Schedule 13D filed on August 28, 2002 and amended on September 19, 2002, October 15, 2002, January 22, 2003, February 24, 2003, June 24, 2003, July 2, 2003 and July 22, 2003
with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

         "The share ownership set forth in this Item 5 is as of July 23, 2003. As of such date, Mr. McKenzie held 3,903,100 shares of Common Stock, comprised of 1,364,100 shares held by him personally and 2,539,000 shares held in his retirement accounts, through two custodians. In addition, Mr. McKenzie held 6,818 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock"). Each share of Preferred Stock may be converted at any time into 628.6 shares of Common Stock."

         (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote and dispose of 3,903,100 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mr. McKenzie also has the sole power to vote his 6,818 shares of Preferred Stock. Each share of Preferred Stock has
628.6 votes. "

         (c) The following sentence is added at the end of Item 5c of the 13D:

         "Attached hereto as Exhibit 3 is a schedule of sales by the reporting persons within the past 60 days in addition to the sales set forth in Exhibits 1 and 2. Exhibit 3 is incorporated herein by reference."

                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  July 24, 2003



Richard C. McKenzie, Jr.

By:

/s/ Kathy Smith
_______________

Name: Kathy Smith
Title:  Attorney

Margaret Byrne McKenzie

By:

/s/ Kathy Smith
_______________

Name: Kathy Smith
Title: Attorney

SEVEN BRIDGES FOUNDATION, INC.

By:

/s/ Kathy Smith
_______________

Name:  Kathy Smith
Title: Executive Director

Exhibit  3

                       SCHEDULE OF SALES OF COMMON STOCK

The following table amends and supplements Exhibits 1 and 2 to the Schedule 13D regarding sales of Common Stock by the reporting persons in the past 60 days. All sales occurred on the open market.

     RICHARD C. MCKENZIE, JR.

     DATE                 NUMBER OF SHARES SOLD                    PRICE
     7/15/03              358,700                                  $0.9017
     7/23/03               58,800                                  $0.86

     MCKENZIE CHARITABLE LEAD ANNUITY TRUST 2000

     DATE                 NUMBER OF SHARES SOLD                    PRICE
     7/1/03               7,200                                    $0.90
     7/15/03              215,700                                  $0.9017